EXHIBIT 99.1

Colliers Completes C$550 Million Senior Notes Issuance

TORONTO, March 25, 2026 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) ("Colliers" or the “Company”) today announced the completion of a private placement of C$550 million, equivalent to approximately US$400 million, of 4.73% fixed rate senior unsecured notes due 2033 (the “Notes”).

The Notes were issued by Colliers Macaulay Nicolls Inc., a subsidiary of Colliers, and are fully guaranteed by Colliers. The payment obligations under the Notes rank equally with all other unsecured and unsubordinated indebtedness of the issuer and Colliers, including Colliers’ senior unsecured revolving credit facility and existing senior unsecured notes.

Colliers intends to use the proceeds for general corporate purposes, including the repayment of outstanding borrowings under its revolving credit facility.

"This financing further strengthens our balance sheet and enhances our financial flexibility as we continue to execute our long term growth strategy," said Michael Harding, Vice President Finance & Treasurer. "The strong support from both new and existing institutional investors reflects continued confidence in our performance and disciplined approach to capital management," he concluded.

About the Notes

The Notes offered in the private placement have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any other jurisdiction. The Notes may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or pursuant to an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the Notes, nor shall there be any sale of Notes in any jurisdiction in which such an offer, sale or solicitation would be unlawful.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company operating through three industry-leading businesses: Commercial Real Estate, Engineering, and Investment Management. With greater than a 30-year track record of consistent growth and strong recurring cash flows, we scale complementary, high-value businesses that provide essential services across the full asset lifecycle. Our unique partnership philosophy empowers exceptional leaders, preserves our entrepreneurial culture, and ensures meaningful inside ownership – driving strong alignment and sustained value creation for our shareholders. With $5.6 billion in annual revenues, 24,000 professionals, and $108 billion in assets under management, Colliers is committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com

Forward-looking Statements

Certain statements included in this news release are forward-looking statements, within the meaning of applicable U.S. and Canadian securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events, such as statements regarding the anticipated use of proceeds from the issuance of the Notes. We believe the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where the Company’s business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the utilization of artificial intelligence (AI) and machine learning technologies, including associated impacts on the Company’s services, competitive environment, ability to hire/retain specialized talent, cybersecurity, and legal and governance risks; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business of the Company. Additional information other factors are identified in the Annual Information Form of Colliers for the year ended December 31, 2025 under the heading “Risk Factors” (a copy of which can be obtained at www.sedarplus.ca and on EDGAR at www.sec.gov).

Forward-looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Company Contact:

Christian Mayer
Chief Financial Officer
(416) 960-9500